Exhibit b(iv) under From N-1A
                                           Exhibit 3(ii) under Item 601/Reg. S-K

                  FEDERATED GOVERNMENT INCOME SECURITIES, INC.

                 (formerly: Government Income Securities, Inc.)

                                  Amendment #3
                                 to the By-Laws

                          (effective February 23, 1998)


Delete Sections 1, 2, 3, 4 & 5 from Article IV, OFFICERS, and replace with the following:

         Section 1. GENERAL PROVISIONS. The Officers of the Corporation shall be a President, one or more Vice Presidents, a Treasurer, and a Secretary. The Board of Directors, in its discretion, may elect or appoint a Chairman of the Board of Directors and other Officers or agents, including one or more Assistant Vice Presidents, one or more Assistant Secretaries, and one or more Assistant Treasurers. A Vice President, the Secretary or the Treasurer may appoint an Assistant Vice President, an Assistant Secretary or an Assistant Treasurer, respectively, to serve until the next election of Officers. Two or more offices may be held by a single person except the offices of President and Vice President may not be held by the same person concurrently. It shall not be necessary for any Director or any Officer to be a holder of shares in any Series or Class of the Corporation.

         Section 2. ELECTION, TERM OF OFFICE AND QUALIFICATIONS. The Officers shall be elected annually by the Board of Directors at its Annual Meeting. Each Officer shall hold office for one year and until the election and qualification of his successor, or until earlier resignation or removal. The Chairman of the Board of Directors, if there is one, shall be elected annually by and from the Directors, and serve until a successor is so elected and qualified, or until earlier resignation or removal.

         Section 3. REMOVAL. Any Officer elected by the Board of Directors or whose appointment has been ratified by the Board of Directors may be removed with or without cause at any time by a majority vote of all of the Directors. Any other employee of the Corporation may be removed or dismissed at any time by the President.

         Section 4. RESIGNATIONS. Any Officer may resign at any time by giving written notice to the Board of Directors. Any such resignation shall take effect at the time specified therein or, if no time is specified, at the time of receipt. Unless otherwise specified , the acceptance of such resignation shall not be necessary to make it effective.

         Section 5. VACANCIES. Any vacancy in any of the offices, whether by resignation, removal or otherwise, may be filled for the unexpired portion of the term by the President. A vacancy in the office of Assistant Vice President may be filled by a Vice President; in the office of by the Secretary; or in the office of Assistant Treasurer by the Treasurer. Any appointment to fill any vacancy shall serve subject to ratification by the Board of Directors at its next Regular Meeting.